UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

+44 (0) 20 7549 5400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On or about October 8, 2021, Farfetch Limited (the “Company”) distributed or made available to shareholders a Notice of Annual General Meeting of Shareholders and Proxy Statement (the “Notice and Proxy Statement”) for the Company’s 2021 annual general meeting of shareholders to be held on November 17, 2021. The Notice and Proxy Statement, the form of proxy to be solicited by the Company, and the Notice Regarding the Availability of Proxy Materials are furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto.

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy Card

99.3	Form of Notice Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: October 8, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer